AIRNET TECHNOLOGY INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF AIRNET TECHNOLOGY INC.

Please refer to the reverse side of this card for the Resolution to be voted at the Meeting.

FOLD AND DETACH HERE

Resolution 1 ☐ ☐ ☐

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Sign below Date:____________________

1. Be it resolved, as an ordinary resolution, to consolidate every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the "Share Consolidation"), with such Share Consolidation to be effective at 5:00 P.M., on December 9, 2022 (U.S. Eastern time), such that following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

Airnet Technology Inc.
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873, Saint Paul MN 55164-0873

Voting Instruction Card

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.